SCRIPT FOR INVESTOR TELEPHONE CONVERSATIONS
OFFER TO PURCHASE FOR CASH ALL ISSUED ORDINARY
SHARES OF PACIFIC INTERNET LIMITED
PART A: SCRIPT FOR INVESTOR TELEPHONE CONVERSATIONS
     Your message to PacNet Shareholders should not deviate in substance from Part A of the Script.
INTRODUCTION
•	We understand that you are a shareholder of Pacific Internet (i.e., PacNet) — is this correct?

As you may have heard, Connect launched a Cash Tender Offer (the Offer) for PacNet on 2 May 2007. On 7 June 2007, Connect announced revised terms to the Offer.

•	Have you received the Offer to Purchase document dated 2 May 2007 and the Letter to Shareholders dated 7 June 2007 from Connect?
If the PacNet Shareholder says “Yes”, ask whether they would like you to summarise the key points of the situation (see below) before moving to the “Procedure for Tendering” and “Timetable” points.
If the PacNet Shareholder says “No”, summarise the key points of the situation (see below) before moving to the “Procedure for Tendering” and “Timetable” points.
•	Please allow me to summarise the key points of the situation as follows:
➢	Connect has made the Tender Offer to buy ALL the outstanding shares of PacNet.

➢	Connect’s Offer Price is now US$11.00 net in cash per share, without interest. This revised offer price represents:
o	an increase of 10.00% from Connect’s initial offer price of US$10.00 net in cash per share; and

o	a 20.75% premium over the reported closing price of PacNet shares of US$9.11 on 11 January 2007 — being the last trading day on the Nasdaq Global Market before Connect originally made known its intention to make the Offer.
➢	In addition to these points, you are urged to consider and note the following when evaluating this revised cash offer,:
o	The PacNet closing share price has not been above the revised offer price within the last 3 years;

o	Mediaring have tendered all their shares into the offer and will not be making a competing offer for Pacific Internet

o	To date, there are no alternative offers or concrete proposals available to all shareholders

o	The form of consideration for the offer is entirely cash and not subject to any financing condition so that the offer allows PacNet shareholders to realize a fair value, in cash, for their investment and provides such shareholders certainty of value for their PacNet shares

o	Connect’s purchase of shares in this Offer will reduce the number of shares that otherwise be publicly traded and will reduce the number of holders of shares. These events could adversely affect the liquidity and trading price of the PacNet shares
➢	Connect has stated that the offer price is final and that it will not increase or revise the offer price further.

➢	On June 11 2007, Connect announced that the offer was unconditional with respect to acceptances. The depositary for the Offer has advised Connect that 6,271,425 shares, representing approximately 45.30% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer. This includes the 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet tendered by Mediaring. Connect currently own 4,121,287 shares or approximately 29.78% of the issued shares outstanding, which when added with the number of shares tendered into the offer amounts to 10,392,712 or approximately 75.07% of the issued shares of PacNet.
TIMETABLE
➢	The Expiration Date of the Offer is 1.00 a.m., New York City time on 22 June 2007, 1.00 p.m. noon, Singapore time on 22 June 2007. This means that the last full business day before the offer closes is Thursday, 21 June 2007.

➢	On May 16, 2007 it was announced that the Independent Directors of PacNet unanimously determined that Connect’s offer was fair from a financial point of view but was not compelling and on that basis, the independent directors unanimously recommended that PacNet shareholders accept Connect’s offer or reject Connect’s offer if PacNet shareholders took a long-term view of PacNet’s potential and accept the associated risks. KPMG Corporate Finance, the IFA, has opined that Connect’s Offer is fair from a financial point of view.

➢	In light of the revised terms of the offer, a supplemental circular setting out, inter alia, details of the Revised Offer, the recommendations of the Independent Directors of PacNet and the advice of KPMG Corporate Finance Pte Ltd as independent financial adviser to the Independent Directors, will be dispatched by or on behalf of the Company to Shareholders shortly.
PROCEDURE FOR TENDERING
•	If you wish to tender your shares, kindly follow the procedure below:
➢	You may continue to use the existing Letter of Transmittal and related documents that Connect has previously made available to tender your shares in the revised offer.

➢	If you hold the certificates for your shares, you should complete and sign the Letter of Transmittal enclosed in the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal with the certificate(s) for the tendered shares and any other required documents to The Bank of New York, the Depositary for the Offer, at the address listed on the back cover of the Offer to Purchase.

➢	If your broker or nominee holds your shares for you in “street name,” you must instruct your broker or nominee to tender your shares on your behalf.

➢	In any case, the Depositary must receive all required documents before the final expiration date of the Offer, which is 1.00am on New York City time on 22 June 2007, 1.00 pm, Singapore time on 22 June 2007.

➢	If you cannot comply with any of these procedures on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3, “The Offer — Procedure for Tendering Shares.”

➢	Subsequent to the final expiration date of the Offer, which is 1.00am New York City time on 22 June 2007, 1.00 pm, Singapore time on 22 June 2007, we will provide a subsequent offering period of at least 14 calendar days but no more than 20 business days if this offer becomes or is declared unconditional in all respects. During the subsequent offering period, shareholders who did not tender their shares during the Offering Period my tender their shares and receive the same consideration. Tenders during the subsequent offering period may not be withdrawn for any reason.

•	Do you have any questions?
PART B: QUESTIONS & ANSWERS
INTRODUCTION TO THE OFFER, AND CONNECT
1. Why did I receive this mailing?
     Connect is offering to purchase, at a purchase price of US$11.00 net in cash per share, without interest, all issued PacNet shares that Connect does not own, on the terms and subject to the conditions set out in the Offer to Purchase and Letter of Transmittal which have been mailed to you.
2. Who is offering to purchase my shares? Who is Connect?
     Connect Holdings Limited, a Bermuda company is offering to purchase your PacNet shares as described in the Offer to Purchase.
     Connect is a wholly-owned subsidiary of Connect International Limited (CIL). CIL was incorporated in Bermuda and is an investment holding company. CIL is, in turn, owned by a number of investment funds, separately managed by the Ashmore group, Spinnaker group and Clearwater group.
     Ashmore, Spinnaker and Clearwater (collectively Investors) are investment funds whose business is principally to invest in various products with the objective of securing favourable financial returns. The Investors have significant experience and expertise in special situation investments that involve public and private debt or equity. The Investors collectively have over US$30 billion of assets under management.
     Connect owns 100% of Asia Netcom Corporation Limited (Asia Netcom) and all its group entities. Asia Netcom is a company incorporated in Bermuda. The principal business of the Asia Netcom group is the provision of telecommunications services, including dealing in telecommunications services and network capacity, submarine and/or terrestrial cable network telecommunications capacity, managed network services and internet protocol-based services.
     Through a separate investment vehicle C2C Group Limited, the funds own 100% of C2C Pte Ltd (C2C) and all its group entities. C2C is a company incorporated in Bermuda. The C2C group owns and operates a submarine cable network and provides telecommunications facilities and services. See Section 10, “The Offer — Certain Information Concerning Connect,” for further information about Connect.
3. Why is Connect making the Offer?
     The Connect group is focused on providing industry-leading telecommunications services across the Asia Pacific Region.
     The Connect group is making the Offer to pursue strategic synergies. PacNet will provide the Connect group with the opportunity to expand its geographic reach in key Asian markets including India, Malaysia and Thailand and increase market share in the Connect group’s existing markets including Australia, the Philippines, Hong Kong and Singapore.
     In addition, PacNet will allow the Connect group to accelerate its entry into the corporate SME (small to medium sized enterprises) market segment which is experiencing significant demand growth for a broader set of telecommunications requirements. The integration of PacNet’s products and services with the Connect group’s current suite of services will enable the Connect group to meet substantially all of the voice and data requirements of any single corporate client.
4. Is the Offer supported by the PacNet board of directors?
     On May 16, 2007 it was announced that the Independent Directors of PacNet unanimously determined that Connect’s offer was fair form a financial point of view but was not compelling and on that basis, the independent directors unanimously recommended that PacNet shareholders accept Connect’s offer or reject Connect’s offer if PacNet shareholders took a long-term view of PacNet’s potential and accept the associated risks. KPMG Corporate Finance, the IFA, has opined that Connect’s Offer is fair from a financial point of view.
     In light of the revised terms of the offer, a supplemental circular setting out, inter alia, details of the Revised Offer, the recommendations of the Independent Directors of PacNet and the advice of KPMG

Corporate Finance Pte Ltd as independent financial adviser to the Independent Directors, will be dispatched by or on behalf of the Company to Shareholders shortly.
     The approval of the PacNet board of directors is not a condition to the Offer.
5. What is the amount of shares that Connect wants to purchase in the Offer?
     Connect is offering to purchase all PacNet shares that Connect does not own, including all new PacNet shares unconditionally issued or to be issued pursuant to the valid exercise, prior to the final closing of the Offer, of any options (the Options) granted under the PacNet 1999 Share Option Plan.
6. How will my options be treated?
     The Options are not freely transferable by Option holders. Connect is therefore not offering to acquire the options pursuant to the Offer. However, Connect is making a concurrent proposal to Option holders pursuant to which it will make payment of the higher of:
     (a) the “see-through” price, which in relation to any Option, is to the extent positive:
     (i) the offer price for each PacNet share under the Offer; less
     (ii) the exercise price per PacNet share under the Relevant Option concerned; or
     (b) the highest price paid by Connect and persons acting in concert with it for the Options, within three months of commencement of the Offer and during the Offer period.
     Further details of which are set out in Schedule D of the Offer to Purchase. Connect mailed such proposal to the Option holders on the date of the Offer.
7.	Is the Offer to Purchase document being sent to or being made available to all PacNet shareholders?
     Yes. The Offer is open to all PacNet shareholders. We are sending this Offer to Purchase to all PacNet registered shareholders and are also making available this Offer to Purchase to all PacNet shareholders. However, the Offer is being made pursuant to and in compliance with Rule 15 of the Singapore Code on Takeovers and Mergers and the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Shareholders in other jurisdictions should be aware that the disclosure and procedural requirements of the United States and Singapore may be different than those of other jurisdictions. Although we are not aware of any applicable jurisdiction in which the making of this Offer or the acceptance of shares in connection therewith would not be in compliance with the laws of such jurisdiction, PacNet shareholders in any such other jurisdiction, should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.
PRICE
8. How much is Connect offering to pay and what is the form of payment?
     Connect is offering to pay US$11.00 net in cash per share, without interest.
     See Section 1, “The Offer — Terms of this Offer” of the Offer to Purchase, for information about the terms of the Offer.
9. How was the offering price decided?
     We are unable to comment on the basis for the determination of the Offer Price.
10. Can I receive shares in Connect Holdings Limited instead of cash?
     As this is a cash only offer, you will not receive any shares in Connect.
11. Does the offering price represent a premium?
     The offering price represents:
     (i) an increase of 10.00% from Connect’s initial offer price of US$10.00 net in cash per share; and

     (ii) a 20.75% premium over the reported closing price of PacNet shares of US$9.11 on 11 January 2007 — being the last trading day on the Nasdaq Global Market before Connect originally made known its intention to make the Offer.
     The PacNet closing share price has not been above the revised offer price within the last 3 years;
12. Do I have the right to have my PacNet shares appraised?
     Neither U.S. nor Singapore law provides PacNet shareholders with any appraisal rights in connection with the Offer.
13. Does Connect have the financial resources to make payment?
     Yes. Connect has the financial resources to pay for all tendered shares pursuant to the Offer with its existing internal resources and capital contributions from the Investors as confirmed by Lazard Asia Limited, its Financial Adviser and Dealer Manager.
     This Offer is not conditioned upon any financing arrangements.
     See Section 12, “The Offer — Source and Amount of Funds” and Section 13, “The Offer — Confirmation of Financial Resources” of the Offer to Purchase.
CONDITIONS FOR THE OFFER
14. What is the most significant condition to this Offer?
     This Offer is conditioned on, among other things, satisfaction of the minimum tender condition.
     The minimum tender condition requires the tender of a sufficient number of shares such that we would own (including shares we currently own) more than 50% of the issued shares of PacNet as of the final closing of this Offer (including shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date) (the Minimum Tender Condition).
     On 12 June 2007, Connect announced that the Minimum Tender Condition had been satisfied.
     If there are no significant withdrawals of acceptances before 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007, and the other conditions to the Offer are satisfied or waived by that date, an announcement will be made by Connect that the Offer is unconditional in all respects.
TIMETABLE
15. When does this Offer expire?
     The Depositary must receive all required documents before the final expiration date of the Offer, which is 1.00am New York City time on 22 June 2007, 1.00 pm, Singapore time on 22 June 2007.
16. Will there be a subsequent offering period?
     Subsequent to the final expiration date of the Offer, which is 1.00am New York City time on 22 June 2007, 1.00 pm, Singapore time on 22 June 2007, we will provide a subsequent offering period of at least 14 calendar days but no more than 20 business days if this offer becomes or is declared unconditional in all respects. During the subsequent offering period, shareholders who did not tender their shares during the Offering Period my tender their shares and receive the same consideration. Tenders during the subsequent offering period may not be withdrawn for any reason.
     See Section 1, “The Offer — Terms of this Offer” and Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase for more information concerning any subsequent offering period.
PROCEDURE TO ACCEPT TENDER OFFER
17. How do I tender my shares?

     You may continue to use the existing Letter of Transmittal and related documents that Connect has previously made available to tender your shares in the revised offer.
     If you hold the certificates for your shares, you should complete and sign the Letter of Transmittal enclosed in the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal with the certificate(s) for the tendered shares and any other required documents to The Bank of New York, the Depositary for the Offer, at the address listed on the back cover of the Offer to Purchase.
     If your broker or nominee holds your shares for you in “street name,” you must instruct your broker or nominee to tender your shares on your behalf.
     The Expiration Date of the Offer is 1.00 a.m., New York City time on 22 June 2007, 1.00 p.m. noon, Singapore time on 22 June 2007. This means that the last full business day before the offer closes is Thursday, 21 June 2007.
     If you cannot comply with any of these procedures on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.
18.	How do I tender my shares issued or to be issued pursuant to the exercise of options under the Pacific Internet Limited 1999 Share Option Plan?
If you wish to accept the Options Proposal, please sign and return the attached acceptance form to reach the Depositary at the address listed on the back cover of this Options Proposal before the expiration of the Offer, being 1.00am New York City time on 22 June 2007, 1.00 pm, Singapore time on 22 June 2007.

Alternatively, if you wish to exercise all or part of your Options in order to participate in the Offer, you must exercise your Options for PacNet shares and deliver the relevant exercise notice(s) and other required documents and the subscription monies in accordance with the rules of the PacNet Share Option Plan such that you would be able to accept the Offer, and deliver the PacNet shares to which such acceptance relates, within the time period provided in, and otherwise in accordance with, the terms of the Offer to Purchase.
19. If I have previously tendered my shares will I be entitled to the Revised Offer Price?
     Shareholders of the Company who have earlier accepted the Offer are entitled to receive the Revised Offer Price. If you still wish to tender your shares at the revised offer price and have validly tendered your shares previously, then you do not need to take any further action.
20. Until when can I withdraw previously tendered shares?
     You may withdraw previously tendered shares from the Offer at any time before the final expiration date of the Offer and, unless Connect has already accepted your shares for payment pursuant to the Offer, you may also withdraw your shares at any time after 1 July 2007.
     There would be no withdrawal rights during any subsequent offering period.
     See Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase for more information.
21. How do I withdraw previously tendered shares?
     You (or your broker or nominee if your shares are held in “street name”) must mail, deliver or fax a written notice of withdrawal to the Depositary at the address or fax number listed on the back cover of the Offer to Purchase.
     The notice of withdrawal must include the name of the shareholder that tendered the shares, the number of shares to be withdrawn and the name in which the tendered shares are registered.
     For complete information about withdrawal procedures, see Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase.

PAYMENT
22. When and how will I be paid for my shares?
     If the Offer is declared unconditional in all respects, which is expected to occur on the Expiration Date, holders who had validly tendered their acceptances in accordance with the procedure for tendering shares without withdrawing their acceptances before the date on which the Offer is declared unconditional will be paid as promptly as practicable and in any event under Singapore law, within 10 calendar days after the date on which the Offer is declared unconditional, and holders who validly tender their acceptances after the date will be paid as promptly as practicable and in any event under Singapore law, within 10 calendar days of the Depositary’s receipt of their acceptances
     If there were a subsequent offering period, Connect would pay for all validly tendered shares promptly after they are tendered.
     Connect will pay for your validly tendered and not-withdrawn shares by depositing the offer price with the Depositary who will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.
     In all cases, the Depositary will not transmit payment to you for your tendered shares until it receives either the certificates for the shares or a confirmation of the book- entry of such shares, a properly completed and duly executed Letter of Transmittal (or fax thereof) and any other required documents for such shares.
     See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.
     See Section 2, “The Offer — Acceptance for Payment and Payment for Shares” of the Offer to Purchase.
23. Will I have to pay any fees or commissions?
     If you are the record owner of your shares and you tender your shares to Connect in the Offer, you will not pay brokerage fees or similar expenses.
     If you own your shares through a broker or nominee, and your broker or nominee tenders your shares on your behalf, it may charge you a fee for doing so.
     You should consult your broker or nominee to determine whether any charges will apply.
     Connect will pay all charges and expenses of The Bank of New York, the Depositary for the Offer, and MacKenzie Partners, Inc., the Information Agent for the Offer.
     See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.
CONSEQUENCES OF THE OFFER
24. If the tender offer is successful, what should I be aware of?
     If the Minimum Tender Condition is satisfied and the Offer is successful, PacNet will become a subsidiary of Connect.
     Connect’s purchase of shares in the Offer will reduce the number of shares that would otherwise be publicly traded and will reduce the number of holders of shares. These events could adversely affect the liquidity and trading price of the PacNet shares.
     Connect intends, when circumstances permit, to de-list PacNet from the Nasdaq Global Market and terminate PacNet’s reporting obligations under U.S. federal securities laws, subject to applicable law. As a result, PacNet shares would no longer trade on the Nasdaq Global Market and PacNet would no longer file reports with the SEC.
     Upon successful completion of the Offer, Connect’s concurrent proposal made to the holders of Options will also become effective and Option holders who have accepted Connect’s proposal will surrender their Options for cancellation.

25.	If the tender offer is successful and Connect purchases at least 90% of the shares that it does not own, what rights does Connect have in relation to the shares that were not tendered?
     If the Offer is successful and Connect purchases, either pursuant to the Offer or on the open market within four months following the commencement of the Offer, at least 90% of the issued PacNet shares, other than those already held by Connect, its related corporations or respective nominees (the 90% Purchase Condition), Connect intends to exercise its right under the Singapore Companies Act to compulsorily acquire (the Compulsory Acquisition) those shares not previously tendered, at the same purchase price (without interest) as the price for the shares purchased in the Offer. Upon completion of a Compulsory Acquisition, Connect would own all of the issued shares of PacNet.
26. When does Connect expect to complete the compulsory acquisition?
     If the 90% Purchase Condition is satisfied prior to the final expiration date of the Offer or of any subsequent offering period (if applicable), Connect intends to exercise its right for the Compulsory Acquisition shortly after the completion of the Offer.
     If the 90% Purchase Condition is satisfied after the final expiration date of the Offer but within four months following the commencement of the Offer, Connect intends to exercise its right for the Compulsory Acquisition as soon as the 90% Purchase Condition is satisfied.
     The Compulsory Acquisition will take at least three months to complete assuming no minority shareholder files an objection with the Singapore courts.
27.	If the tender offer is successful and Connect purchases at least 90% of the issued shares, what rights do I have if I have not tendered my shares?
PacNet shareholders who do not tender their shares in the Offer have the right, under the Singapore Companies Act, to require Connect to acquire their PacNet shares in the event that Connect acquires at least 90% of the issued shares of PacNet.

PacNet shareholders who wish to exercise this right are advised to seek their own independent legal advice.
TAX
28. How will U.S. taxpayers be taxed for U.S. federal income tax purposes?
If you are a U.S. taxpayer, your receipt of cash for PacNet shares in the Offer will be a taxable transaction for U.S. federal income tax purposes.

You are urged to consult your own tax advisor as to the particular tax consequences of the Offer to you.

If you tender your shares in the Offer and do not either complete and sign the Substitute Form W-9 (applicable to U.S. holders) that is included in the Letter of Transmittal or provide the appropriate U.S. Internal Revenue Service (IRS) Form W-8 (applicable to non-U.S. holders), Connect may be required to withhold 28% of the gross proceeds payable to you.
29. Are there any Singapore tax consequences for U.S. taxpayers?
     Singapore does not impose a capital gains tax on sales of securities unless such gains are considered to be revenue in nature and derived from any trade carried on in Singapore by the seller of such securities. Such revenue gains will be taxable under Singapore’s Income Tax Act.
     No withholding tax is payable in Singapore on the consideration received on sales of shares.
     See Section 7, “The Offer — Singapore Tax Consequences for U.S. Taxpayers” of the Offer to Purchase.